    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 1998
     ====================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 4)
                               (FINAL AMENDMENT)
                           ------------------------

                            SUMMIT CARE CORPORATION
                               (NAME OF ISSUER)

                              FOUNTAIN VIEW, INC.
                           FV-SCC ACQUISITION CORP.
                            HERITAGE FUND II, L.P.
                      (NAME OF PERSONS FILING STATEMENT)

                           ------------------------

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                           ------------------------
                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                               ROBERT M. SNUKAL
                              FOUNTAIN VIEW, INC.
                          11900 W. OLYMPIC BOULEVARD
                                   SUITE 680
                             LOS ANGELES, CA 90064
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON PERSONS FILING STATEMENT)
                           ------------------------
                                WITH A COPY TO:

                           STEPHEN M. L. COHEN, ESQ.
                            CHOATE, HALL & STEWART
                                EXCHANGE PLACE
                                53 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                (617) 248-5000

                            ------------------------

                                MARCH 27, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE
------------------------------------------------------------------------------
TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
$143,062,500                                                $28,613.00

------------------------------------------------------------------------------
* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF AN AGGREGATE OF 6,812,500 SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF SUMMIT CARE CORPORATION (THE "SHARES") AT $21.00 NET PER SHARE IN CASH.

** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF 1% OF THE AGGREGATE VALUE OF CASH OFFERED BY FV-SCC ACQUISITION CORP. FOR SUCH NUMBER OF SHARES.

[X]  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
 - AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $28,613.00
FILING PARTY: FOUNTAIN VIEW, INC. AND FV-SCC ACQUISITION CORP.
FORM OF REGISTRATION NO.: SCHEDULE 14D-1, FILE NO. 5-43590
DATE FILED: FEBRUARY 13, 1998

     ====================================================================

                                 INTRODUCTION

     This Amendment No. 4 (this "Amendment") to the Transaction Statement on
Schedule 13E-3 (with any amendments, supplements, exhibits or schedules thereto, the "Schedule 13E-3"), filed jointly by FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser"), Fountain View, Inc., a Delaware corporation ("Parent") and Heritage Fund II, L.P., a Delaware limited partnership ("Heritage"), relates to the offer by Purchaser to purchase all outstanding Shares of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 13, 1998, as supplemented by a Supplement to Offer to Purchase dated March 19, 1998(the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are incorporated herein by reference as Exhibits (d)(1), (d)(9) and (d)(2), respectively. This Amendment amends and restates the Schedule 13E-3 originally filed on February 13, 1998 by Purchaser and Parent, as amended by (i) Amendment No. 1 filed March 11, 1998, by Purchaser, Parent and Heritage; (ii) Amendment No. 2 filed March 16, 1998, by Purchaser, Parent and Heritage; and (iii) Amendment No. 3 filed March 19, 1998, by Purchaser, Parent and Heritage.

     This Amendment is being filed jointly by Purchaser, Parent and Heritage. By filing this Amendment, the signatories do not concede that Rule 13e-3 under the Exchange Act is applicable to the Offer, the Merger (as defined in the Offer) or other transactions contemplated by the Agreement and Plan of Merger, dated as of February 6, 1998, by and among, inter alia, the Company, Parent and Purchaser.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

     The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     The Offer expired at 12:00 midnight, New York City time, on March 25, 1998. Based on a preliminary count approximately 6,752,238 Shares, or approximately 99.1% of the total number of Shares then outstanding were tendered pursuant to the Offer; of this, 1,290 Shares were tendered pursuant to notices of guaranteed delivery. On March 26, 1998, Purchaser accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. As a result of the foregoing, Purchaser has a sufficient number of Shares to enable it to effect the Merger without a vote or meeting of the Company's shareholders.
After the Merger, Parent will own 100% of the Company. Parent and Purchaser intend to effect the Merger as soon as practicable. The text of the press release dated March 27, 1998 announcing the expiration of the tender offer and the acceptance of validly tendered Shares is annexed hereto as Exhibit (d)(11) and is hereby incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 is hereby supplemented and amended by adding the following exhibit:

(d)(11) Joint Press Release issued by Parent, Purchaser, and Heritage on March 27, 1998, incorporated by reference to Exhibit (a)(11) to the Schedule 14D-1.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

March 30, 1998

                              FV-SCC Acquisition Corp.

                              By: /s/ Robert M. Snukal
                              --------------------------------
                              Name:  Robert M. Snukal
                              Title: President and Treasurer

                              FOUNTAIN VIEW, INC.


                              By: /s/ Robert M. Snukal
                              --------------------------------
                              Name:  Robert M. Snukal
                              Title: Chief Executive Officer
                                     and President


                              HERITAGE FUND II, L.P.
                              By: HF Partners II, L.L.C.
                              (its general partner)


                              By: /s/ Michel Reichert
                              --------------------------------
                              Name:  Michel Reichert
                              Title: MANAGER

                                 EXHIBIT INDEX

(a) Commitment Letter dated as of February 6, 1998 issued by the Bank of Montreal, incorporated by reference to Exhibit (b) of the Schedule 14D-1.*
(b) Opinion of Donaldson, Lufkin & Jenrette, dated February 6, 1998, incorporated by reference to Annex A to the Offer to Purchase.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P., incorporated by reference to Exhibit (c)(1) to Schedule 14D-1.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P. incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1.*
(c)(3) Summit Care Corporation Special Severance Pay Plan, incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1.*
(d)(1) Offer to Purchase, dated February 13, 1998, incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1.*
(d)(2)    Form of Letter of Transmittal, incorporated by reference to Exhibit
          (a)(2) to the Schedule 14D-1.*
(d)(3) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) to the Schedule 14D-1.*
(d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, incorporated by reference to Exhibit (a)(4) to the
          Schedule 14D-1.*
(d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients, incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1.*
(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) to the Schedule 14D-1.*
(d)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998, incorporated by reference to Exhibit (a)(7) to the
          Schedule 14D-1.*
(d)(8) Text of Press Release issued by the Company on February 9, 1998, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.*
(d)(9) Supplement to Offer to Purchase dated March 19, 1998, incorporated by reference to Exhibit (a)(9) to the Schedule 14D-1.*
(d)(10) Press Release issued by Parent and Purchaser on March 16, 1998, incorporated by reference to Exhibit (a)(10) to the Schedule 14D-1.*
(d)(11) Joint Press Release issued by Parent, Purchaser and Heritage on March 27, 1998, incorporated by reference to Exhibit (a)(11) to the
          Schedule 14D-1.
(e) Chapter 13 of the California General Corporation Law, incorporated by reference to Annex B to the Offer to Purchase.*
(f)       Not applicable.
(g) Consolidated Financial Statements of the Company for the periods ended June 30, 1997 and December 31, 1997.*
____________________

* Previously filed.